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                              August 31, 2023

       Karsten Munk Knudsen
       Executive Vice President and Chief Financial Officer
       NOVO NORDISK A/S
       Novo Alle 1
       DK-2880 Bagsv  rd
       Denmark

                                                        Re: NOVO NORDISK A/S
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Filed February 1,
2023
                                                            File No. 333-82318

       Dear Karsten Munk Knudsen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your Annual Report 2022, CDP
                                                        Climate Change 2022
Report, CDP Water Security 2022 Report and on your website than you provided in your
SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in such reports and on
your website.
       Operating and Financial Review and Prospects, page 10

   2. You indicate in your CDP Climate Change 2022 Report that climate-related risks are identified and assessed
through your risk management process. To the extent material, discuss the indirect
consequences of climate-related regulation or business trends, such as the following:
 Karsten Munk Knudsen
NOVO NORDISK A/S
August 31, 2023
Page 2
                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note your disclosure on page 23 of your 2022 Annual Report stating that you "work to identify, assess and mitigate short-, medium- and long-term climate related risks within our operations and supply chain, such as flooding, storm surges, earthquakes, tornadoes and wildfires that could disrupt production." Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameKarsten Munk Knudsen                         Sincerely,
Comapany NameNOVO NORDISK A/S
                                                               Division of
Corporation Finance
August 31, 2023 Page 2                                         Office of Life
Sciences
FirstName LastName